April 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Abby Adams

Re: Bolt Biotherapeutics, Inc.

Registration Statement on Form S-3

File No. 333-263994

Acceleration Request

Requested Date:     April 7, 2022

Requested Time:    4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-263994) (the “Registration Statement”) to become effective on Thursday, April 7, 2022 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of John McKenna and Sonya Erickson of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Sonya Erickson at (206) 452-8753.

Very truly yours,

Bolt Biotherapeutics, Inc.

By:	/s/ William P. Quinn
William P. Quinn
Chief Financial Officer

cc:	Randall C. Schatzman, Ph.D., Bolt Biotherapeutics, Inc.
John T. McKenna, Cooley LLP
Sonya F. Erickson, Cooley LLP
Julia Stark, Cooley LLP